IoTeedom, Inc.
Statements of Changes in Shareholders' Deficit
From January 1, 2018 to December 31, 2019
(Unaudited)

	Common Stock		Retained Deficit	Total Shareholders' Deficit
	Shares	Amount		
Balance, January 1, 2018	95,000	$ -	$ -	$ -
Net loss			(1,930)	$ (1,930)
Balance, December 31, 2018	95,000	-	(1,930)	(1,930)
Issuance of founder shares		-		-
Net loss			(930)	(930)
Balance, December 31, 2019	95,000	$ -	$ (2,860)	$ (2,860)